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                                                              EXHIBIT 99.1

November 16, 1998

Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. A summary of the unaudited financial results follows (dollars in millions):


                                                                   PERIODS ENDED SEPTEMBER 30
                                                                  1998                  1997(e)
                                                          -------------------    ------------------
                                                                        NINE                  NINE
                                                           QUARTER     MONTHS     QUARTER    MONTHS
                                                          --------    -------    --------   -------
Net sales
  Air Distribution Products .....................          $ 61.0      $158.1     $ 50.4     $140.7
  Plumbing Fixtures .............................            40.1       116.6       43.3      121.9
  Air Power Products ............................            96.4       285.1       79.0      266.0
                                                          --------    -------    --------   -------
    Total..................................                $197.5      $559.8     $172.7     $528.6
                                                          --------    -------    --------   -------
                                                          --------    -------    --------   -------
Operating income before recapitalization and
  restructuring costs and charges ...............          $ 15.5      $ 42.3     $ 12.2     $ 45.2

Net interest expense (a) ........................          $ 10.4      $ 30.6     $ 10.1     $ 16.5
Cash interest expense (a) .......................          $  7.2      $ 21.4     $  7.3     $ 12.9
EBITDA (b) ......................................          $ 20.1      $ 55.5     $ 17.4     $ 59.8
EBITDA - for the four quarters ended ............          $ 70.6        --       $ 82.0       --
Ratio of EBITDA to interest expense (c) .........             1.8 x      --         --         --
Ratio of EBITDA to cash interest expense(c) .....             2.5 x      --         --         --
Leverage Ratios: ................................                        --         --         --
  Senior debt to EBITDA (d) .....................             1.9 x      --         --         --
  Total debt to EBITDA (d) ......................             5.5 x      --         --         --


     (a)  Excludes amortization of debt issuance costs.

     (b) EBITDA represents operating earnings before non-recurring recapitalization and Ultravent expenses, non-cash inventory reserves, restructuring and other associated charges and depreciation and amortization expense. EBITDA is presented as management believes it provides useful information regarding a company's ability to incur and/or service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

     (c) Ratios calculated for the twelve months ended September 30, 1998.

     (d) Senior debt and total debt is net of unencumbered cash.

     (e) Ratios have not been provided for the 1997 period due to non-comparability of information due to the Merger and recapitalization financing in June 1997.

For the quarter ended September 30, 1998, net sales amounted to $197.5 million, an increase of $24.8 million or 14% above the third quarter of 1997, while sales for the nine months ended September 30, 1998 amounted to $559.8 million, an increase of $31.2 million over the 1997 period. Sales for the quarter and nine months benefited from continued strong activity in residential and commercial vent, register and diffuser product sales. The Company also benefited from increased compressor and generator sales during 1998 for both the three and nine-month periods compared to 1997. Increased compressor volume is the result of penetration gains at home improvement centers, while increased generator volume has resulted from severe weather and storm activity. Pressure washer volumes were up for the quarter $1.2 million, yet down approximately $13.4 million for the nine months in 1998, compared with 1997 as the implementation of the Company's "no-return" policy resulted in a smaller customer base for this product line in 1998.

EBITDA and EBITDA margins of $20.1 million and 10.2%, respectively, for the third quarter of 1998 have increased from the third quarter of 1997 levels of $17.4 million and 10.0%, respectively. Both Air Distribution Products and Air Power Products posted improvements in gross margins and operating earnings, before restructuring charges, in the 1998 third quarter versus last year. EBITDA for the nine months ended September 30, 1998 amounted to $55.5 million, a $4.3 million decrease from the first nine months of 1997, while EBITDA margins decreased from 11.3% in 1997 to 9.9% in 1998.


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Year-to-date results continue to be affected by manufacturing inefficiencies in Plumbing Fixtures. In the third quarter of 1998, the Company initiated a reorganization of the Plumbing Fixtures business. This reorganization includes: (1) the reorganization of the steel product enameling operations and the closure of the bath-tub pressing operations; (2) a reconfiguration of the Texas china plant, as new automated equipment is employed and new process controls are instituted; (3) increased investment in manufacturing, finance, engineering and production control personnel; and (4) a net realizable value adjustment to the carrying value of existing raw material and work-in-process inventories given the excess materials on hand as the Company exits the steel tub pressing operations and the new china manufacturing technologies are employed. Total costs recorded in 1998 related to the reorganization of the Plumbing Fixtures business amounted to $7.9 million, substantially all of which represents non-cash charges. While the Company expects long term benefits from these actions, it is likely that operating results for the fourth quarter of 1998 and the first quarter of 1999 will continue to be adversely impacted until these improvements are fully integrated into the manufacturing process. The Company anticipates spending approximately an additional $1.2 million in the next six to nine months in connection with this reorganization plan. Incoming order rates for Plumbing Fixtures for the fourth quarter of 1998 continue to reflect a strong demand for the Company's product.

In Air Power Products, the unfavorable comparison to 1997 is the result of:
a) lower margins as a result of implementing a "no returns" policy for pressure washers in 1998; and b) higher margins reflected on pressure washer sales in the first three quarters of 1997, which were based upon anticipated return rates and related costs that ultimately developed to be significantly higher than those originally assumed. This subsequent adverse development in pressure washer returns resulted in the recognition of significant charges in the fourth quarter of 1997. Additionally, in the third quarter of 1998, the Company re-evaluated the carrying value of certain automotive product line assets, previously utilized in Air Power Products, given recent efforts to dispose of this product line resulting in a $1.1 million non-cash charge.

Pricing within the Company's flexible duct product line contributed to the reduced operating profit in the second quarter and year-to-date periods of 1998 versus 1997. Pricing for this product line came under pressure in the second half of 1997. The Company has initiated a plan to reorganize its flexible duct manufacturing operations in the fourth quarter of 1998. The estimated $1.0 million cost of this plan will be recorded in the fourth quarter of 1998which is intended to lower manufacturing and logistic costs as well as increase production capacity

The consolidated statement of income reflects an increased level of interest expense for the current quarter and year-to-date over the 1997 periods due to the merger financing entered into in June 1997.

The Company continues to have significant liquidity to fund operations and make new investments. At September 30, 1998, the Company had $45.6 million of unrestricted cash and $122.5 million of borrowing availability under its revolving credit facility.

Falcon's business strategy continues to focus on strengthening the Company's market leadership positions through domestic and international market expansion, new products and product line extensions, expansion of our distribution network, and strategic and complementary acquisitions. We continue to work on and evaluate a number of projects and acquisition candidates to expand our product offerings, customers and geographic base, although we intend to remain disciplined in our acquisition approach in the current highly competitive environment.

We thank you for your continued support and confidence.

WILLIAM K. HALL
CHAIRMAN, PRESIDENT & CHIEF
  EXECUTIVE OFFICER

FORWARD-LOOKING STATEMENTS IN THIS LETTER ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. INVESTORS ARE CAUTIONED THAT ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC CONDITIONS, FLUCTUATIONS IN INTEREST RATES, INCREASES IN RAW MATERIALS AND LABOR COSTS, LEVELS OF COMPETITION AND OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


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